UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number: 0-19582

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLD DOMINION 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Dominion Freight Line, Inc.

500 Old Dominion Way

Thomasville, NC 27360

Note: The Old Dominion 401(k) Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Accordingly, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2010 have been prepared in accordance with the financial reporting requirements of ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of

Old Dominion Freight Line, Inc.

We have audited the accompanying statements of net assets available for benefits of the Old Dominion 401(k) Retirement Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

June 29, 2011
High Point, NC

(1)

OLD DOMINION 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
ASSETS
Investments, at fair value:
Mutual funds	$173,415,890	$141,092,379
Common collective trust funds	36,525,137	35,899,007
Common stock	33,767,722	20,795,152
Self-directed brokerage accounts	1,704,263	1,256,589

Total investments, at fair value	245,413,012	199,043,127

Receivables:
Participant contributions	488,690	388,733
Employer contributions	2,225,929	90,204
Notes receivable from participants	23,267,663	20,395,362

Total receivables	25,982,282	20,874,299

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	271,395,294	219,917,426

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	380,328	1,536,281

NET ASSETS AVAILABLE FOR BENEFITS	$271,775,622	$221,453,707

The accompanying notes are an integral part of these financial statements.

(2)

OLD DOMINION 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2010
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation in fair value of investments	$29,133,248
Interest and dividend income	4,756,688
Contributions:
Participant contributions	24,466,315
Employer contributions	7,145,906
Rollover contributions	1,218,454

Total contributions	32,830,675

Total additions	66,720,611

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	15,890,731
Administrative fees	507,965

Total deductions	16,398,696

Net increase	50,321,915

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	221,453,707

End of year	$271,775,622

The accompanying notes are an integral part of these financial statements.

(3)

OLD DOMINION 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF PLAN

The following description of the Old Dominion 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Old Dominion Freight Line, Inc. (the “Company”) who have completed thirty days of service and are age 18 or older. The Old Dominion 401(k) Retirement Plan Committee controls and manages the operation and administration of the Plan. J.P. Morgan Chase Bank, N.A. (“JP Morgan”) serves as the trustee of the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year, participants may contribute from 1% up to 60% of pre-tax annual compensation as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the Plan year and have contributed the maximum allowable pre-tax contribution are also eligible to make catch-up contributions up to a maximum of $5,500 for 2010. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes 30% of the first 6% of base compensation that a participant contributes to the Plan. Additional employer contributions may be made at the discretion of the Company’s board of directors. Only participants who have completed six months of service and were actively employed and participating in the Plan on the last day of the Plan year are eligible to share in the Company discretionary contributions for the year. For the year ended December 31, 2010, the Company awarded an additional $2,114,802 as a discretionary contribution.

Investment Options

Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, common collective trust funds and Company common stock as investment options for participants. In addition, participants have the option of utilizing a self-directed brokerage account, through which participants are able to invest in a variety of securities including mutual funds, equities or certain fixed-income securities, in accordance with the Plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses). In addition, each participant’s account may be charged with benefit payments, transaction fees and allocations of administrative expenses. Allocations are based on participants’ compensation or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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OLD DOMINION 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of the participants’ accounts plus actual earnings thereon is based on years of continuous service based on the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the rate of prime, as published by the Wall Street Journal on the first business day of the month immediately preceding the month in which the loan is issued, plus 2%, which is commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement at age 65, a participant may elect to receive an amount equal to the vested value of his or her account in an annuity, a lump-sum distribution or any other method acceptable to the trustee. For termination of service for other reasons, a participant may receive the vested value of his or her account as a lump-sum distribution or may elect, subject to minimum balances as defined by the Plan document, to leave the vested portion of the account with the Plan. Amounts contributed on a before-tax basis may only be withdrawn upon demonstration of financial hardship, disability or after the participants reach the age of 59.5 years.

Forfeited Accounts

At December 31, 2010 and 2009, forfeited non-vested accounts totaled $137,217 and $253,613, respectively. These accounts may be used to reduce future employer contributions. Forfeitures of $419,203 were used to reduce employer contributions during the year ended December 31, 2010.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Estimates

The preparation of financial statements in conformity with GAAP principles requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosures. Actual results may differ from those estimates.

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OLD DOMINION 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See the “Fair Value Measurements” disclosure below for a discussion of fair value measurements.

In accordance with GAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded upon distribution.

Administrative Expenses

Administrative expenses of the Plan are paid by either the Plan or the Plan Sponsor, as provided in the Plan document. Certain administrative functions are performed by the employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions, such as participant loans and distributions, are charged directly to the participant’s account.

Reclassifications

Effective January 1, 2010, the Plan adopted the Financial Accounting Standards Board (the “FASB”) authoritative guidance on reporting loans to participants by defined contribution pension plans. In accordance with the provisions, participant loans are required to be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance, plus any accrued but unpaid interest. The adoption of this accounting standard requires reclassification of participant loans from investments to notes receivable from participants on the Statement of Net Assets Available for Benefits as of December 31, 2010 and 2009. Accordingly, the 2009 financial statements have been reclassified to conform to the 2010 presentation. There was no impact on Net Assets Available for Benefits or Changes in Net Assets Available for Benefits.

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OLD DOMINION 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 3. INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2010	2009

JPMorgan Stable Asset Income Fund	$36,525,137	$35,899,007
American Funds EuroPacific Growth Fund	41,136,498	33,492,337
JPMorgan U.S. Large Cap Core Plus Fund – Select	22,778,866	26,225,340
Old Dominion Freight Line, Inc. Common Stock	33,767,722	20,795,152
PIMCO Total Return Fund	27,786,293	20,606,863
Royce Premier Investment Fund	27,013,417	—
Royce Premier Service Fund	—	16,332,744
American Century Strategic Allocation Moderate Fund - Institutional	16,493,556	13,229,347
Jennison Growth-Z	16,826,933	—
Jennison Growth-A	—	12,755,248

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2010

Mutual funds	$15,704,195
Common collective trust funds	727,478
Old Dominion Freight Line, Inc. Common Stock	12,365,943
Self-directed brokerage accounts	335,632

$29,133,248

NOTE 4. FAIR VALUE MEASUREMENTS

The FASB issued a statement that defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs are described as follows:

Level 1:	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable; and inputs that are derived from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability; and

Level 3:	Unobservable inputs used to the extent that observable inputs are unavailable, which typically reflect the Plan’s assumptions of the assumptions that would be used by market participants in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

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OLD DOMINION 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

A description of the valuation methodologies used for assets measured at fair value for December 31, 2010 and 2009 are presented below:

Mutual Funds

Mutual funds are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common Collective Trust Funds

Common collective trust funds are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is quoted on a private market that is not active; however, the unit price is based on the underlying investments which are traded on an active market. As a result, the NAV is classified within Level 2 of the valuation hierarchy.

Common Stock

Common stock is valued at the closing price reported on the active market on which the individual security is traded and is classified within Level 1 of the valuation hierarchy.

Self-directed Brokerage Accounts

Self-directed brokerage accounts may include mutual funds, equities or certain fixed-income securities. These investments are valued by the administrator of the fund based on quoted market prices and are classified within Level 1 of the valuation hierarchy.

Financial assets measured at fair value on a recurring basis, as of December 31, 2010, are listed below and are categorized by level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Fair Value at December 31, 2010
Financial Assets:

Mutual funds

Growth	$118,090,152	$—	$—	$118,090,152

Asset Allocation	27,539,445	—	—	27,539,445

Fixed Income	27,786,293	—	—	27,786,293

Total mutual funds	173,415,890	—	—	173,415,890
Common collective trust funds	—	36,525,137	—	36,525,137
Old Dominion Freight Line, Inc. Common Stock	33,767,722	—	—	33,767,722
Self-directed brokerage accounts	1,704,263	—	—	1,704,263

Total	$208,887,875	$36,525,137	$—	$245,413,012

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OLD DOMINION 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Financial assets measured at fair value on a recurring basis, as of December 31, 2009, are listed below and are categorized by level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Fair Value at December 31, 2009
Financial Assets:

Mutual funds

Growth	$98,032,544	$—	$—	$98,032,544

Asset Allocation	22,452,972	—	—	22,452,972

Fixed Income	20,606,863	—	—	20,606,863

Total mutual funds	141,092,379	—	—	141,092,379
Common collective trust funds	—	35,899,007	—	35,899,007
Old Dominion Freight Line, Inc. Common Stock	20,795,152	—	—	20,795,152
Self-directed brokerage accounts	1,256,589	—	—	1,256,589

Total	$163,144,120	$35,899,007	$—	$199,043,127

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5. STABLE ASSET INCOME FUND

The JPMorgan Stable Asset Income Fund (the “Fund) is a commingled pension trust fund established, operated and maintained by JPMorgan Chase Bank, N.A. (“JPMorgan”) under a declaration of trust. The Fund’s strategies seek the preservation of principal, while providing current income and liquidity.

The Fund has a fixed income investment strategy, and may invest in U.S. treasury and agency securities, mortgage backed securities, asset backed securities, commercial mortgage-backed securities, private mortgages, corporate and short-term investments, synthetic guaranteed investment contracts and similar products. The fund also invests in other JPMorgan commingled pension trust funds.

The Fund is valued at fair value and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments, and contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest.

Participants can ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events may limit the Fund’s ability to transact at contract value. Such events include layoffs, bankruptcy, plan termination and other events outside the normal operation of the Fund that may cause a withdrawal which results in a negative market value adjustment.

The Plan may terminate its interest in the Fund at anytime. However, JPMorgan reserves the right to pay out terminating plans at book value at anytime within twelve months of receiving notice.

There are no unfunded commitments, redemption frequency restrictions or other redemption restrictions.

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OLD DOMINION 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares mutual funds and units of a common and collective trust fund managed by JPMorgan and Chase Investment Services Corporation (an affiliate of JPMorgan). JPMorgan is the trustee, as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management, recordkeeping and trustee services were $507,965 for the year ended December 31, 2010.

Plan investments also include shares of the Company’s common stock. Transactions in the Company’s common stock also qualify as exempt party-in-interest transactions. At December 31, 2010 and 2009, the Plan held 1,055,571 and 1,013,709 shares (adjusted for the Company’s three-for-two stock split effected in August 2010), respectively, of the Company’s common stock, with a cost basis of $18,532,771 and $15,498,014, respectively.

NOTE 7. FEDERAL INCOME TAX STATUS

The Plan is a prototype non-standardized profit sharing plan with CODA sponsored by J.P. Morgan Retirement Plan Services LLC (an affiliate of the trustee). The Plan has not obtained a determination letter from the IRS, as it relies on the Internal Revenue Service (“IRS”) approval of the prototype plan being utilized. The IRS has determined and informed the prototype plan sponsor by an opinion letter dated March 31, 2008 that the prototype plan was designed in accordance with applicable sections of the IRC. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 2010.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for periods prior to 2007.

NOTE 8. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

NOTE 9. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would be 100% vested in Company contributions.

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OLD DOMINION 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Internal Revenue Service Form 5500 Annual Return/Report of Employee Benefit Plans at December 31, 2010 and 2009:

	December 31,
	2010	2009
Net assets per financial statements	$271,775,622	$221,453,707
Difference in deemed defaulted loans	(905,604)	(836,138)

Net assets available for benefits	$270,870,018	$220,617,569

The following is a reconciliation of increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2010:

Increase in net assets per the financial statements	$50,321,915
Current year deemed defaulted loans	(173,025)
Interest on deemed defaulted loans	(70,164)
Prior year deemed defaulted loans – paid through termination	173,723

Increase in net assets per the Form 5500	$50,252,449

NOTE 10. SUBSEQUENT EVENTS

The Plan administrator has evaluated all subsequent events and transactions through the issuance date of these financial statements, and concluded that no subsequent events or transactions have occurred that require recognition or disclosure in the Plan’s financial statements.

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SUPPLEMENTAL SCHEDULE

OLD DOMINION 401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 56-0751714

PLAN NUMBER 002

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value

	American Century	Strategic Allocation Moderate Fund – Institutional		$16,493,556
	American Century	Strategic Allocation Aggressive Fund – Institutional		7,410,898
	American Century	Strategic Allocation Conservative Fund – Institutional		3,634,991
	American Century	Value Fund		10,334,438
	American Funds	EuroPacific Growth Fund		41,136,498
	Jennison	Growth – Z		16,826,933
*	JPMorgan	Stable Asset Income Fund		36,905,465
*	JPMorgan	US Large Cap Core Plus Fund – Select		22,778,866
	PIMCO	Total Return		27,786,293
	Royce	Premier Fund		27,013,417
*	JP Morgan	Brokerage		1,704,263
*	Old Dominion Freight Line, Inc.	Common Stock		33,767,722
*	Participant Loans ***	5.25% - 11%, maturing through December 2020		22,362,059

				$268,155,399

*	Indicates party-in-interest, as defined by ERISA.
**	Cost information omitted for participant-directed investments.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Old Dominion 401(k) Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Old Dominion 401(k) Retirement Plan
(Name of Plan)

Date: June 29, 2011	/s/ Kenneth M. Ludwig
Kenneth M. Ludwig
Chairman, Old Dominion 401(k) Retirement Plan Committee

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EXHIBIT INDEX

TO ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

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